SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012, May 1, 2012 and May 7, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following as the new third paragraph in the section titled “Regulatory Approvals”:

“On May 10, 2012, the Company and Parent issued a joint press release announcing that each of the Company and Parent had received a Request For Additional Information and Documentary Material from the FTC (the “Second Request”), which extends the waiting period under the HSR Act until 11:59 p.m. (New York time) on the 10th day after the date Parent has substantially complied with the Second Request, or until 11:59 p.m., New York Time, on the next business day following that date, if the 10th day falls on a Saturday, Sunday or legal holiday. After that time, the waiting period may be extended only by a court order or with the parties’ consent. The FTC may terminate the waiting period before its expiration. A copy of the joint press release is filed as Exhibit (a)(5) hereto, and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following caption and paragraph immediately preceding the section titled “Forward-Looking Statements”:

“Extension of the Offer.

On May 10, 2012, Purchaser extended the Offer, in accordance with the Merger Agreement and in conjunction with the Second Request and the FTC’s continuing review of information regarding the Offer and the Merger, until 5:00 p.m., New York City time, on May 24, 2012. The Offer had previously been scheduled to expire at midnight, New York City time, at the end of the day on May 10, 2012.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description

(a)(5)	Joint Press Release issued by the Company and Spectrum Pharmaceuticals, Inc. on May 10, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel